UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ELITE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28659T200

(CUSIP Number)

Ram Potti
 Epic Pharma, LLC
227-15 North Conduit Avenue
Laurelton, NY 11413
718-276-8600

copy to:

Morris Bienenfeld, Esq.
Wolff & Samson PC
One Boland Drive
West Orange, NJ  07052
973-325-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28659T200

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Epic Investments, LLC (90-0486059)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☒
(B) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

WC
(5)	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

☐
(6)	Citizenship or Place of Organization

Delaware
	(7)	Sole Voting Power

		0
Number of Shares	(8)	Shared Voting Power
Beneficially
Owned by Each		60,000,000
Reporting Person	(9)	Sole Dispositive Power
With
		0
	(10)	Shared Dispositive Power

		60,000,000
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

60,000,000
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
(13)	Percent of Class Represented by Amount in Row (11)

46.48%
(14)	Type of Reporting Person (See Instructions)

00

SCHEDULE 13D

CUSIP No. 28659T200

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Epic Pharma, LLC (32-0254130)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☒
(B) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

WC
(5)	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

☐
(6)	Citizenship or Place of Organization

Delaware
	(7)	Sole Voting Power

		0
Number of Shares	(8)	Shared Voting Power
Beneficially
Owned by Each		60,000,000
Reporting Person	(9)	Sole Dispositive Power
With
		0
	(10)	Shared Dispositive Power

		60,000,000
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

60,000,000
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
(13)	Percent of Class Represented by Amount in Row (11)

46.48%
(14)	Type of Reporting Person (See Instructions)

00

SCHEDULE 13D

CUSIP No. 28659T200

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Ashok G. Nigalaye
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☒
(B) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

WC
(5)	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

☐
(6)	Citizenship or Place of Organization

United States
	(7)	Sole Voting Power

		0
Number of Shares	(8)	Shared Voting Power
Beneficially
Owned by Each		60,000,000
Reporting Person	(9)	Sole Dispositive Power
With
		0
	(10)	Shared Dispositive Power

		60,000,000
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

60,000,000
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
(13)	Percent of Class Represented by Amount in Row (11)

46.48%
(14)	Type of Reporting Person (See Instructions)

IN

SCHEDULE 13D

CUSIP No. 28659T200

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Jeenarine Narine
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☒
(B) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

WC
(5)	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

☐
(6)	Citizenship or Place of Organization

United States
	(7)	Sole Voting Power

		0
Number of Shares	(8)	Shared Voting Power
Beneficially
Owned by Each		60,000,000
Reporting Person	(9)	Sole Dispositive Power
With
		0
	(10)	Shared Dispositive Power

		60,000,000
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

60,000,000
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
(13)	Percent of Class Represented by Amount in Row (11)

46.48%
(14)	Type of Reporting Person (See Instructions)

IN

SCHEDULE 13D

CUSIP No. 28659T200

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Ram Potti
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☒
(B) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

WC
(5)	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

☐
(6)	Citizenship or Place of Organization

United States
	(7)	Sole Voting Power

		0
Number of Shares	(8)	Shared Voting Power
Beneficially
Owned by Each		60,000,000
Reporting Person	(9)	Sole Dispositive Power
With
		0
	(10)	Shared Dispositive Power

		60,000,000
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

60,000,000
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
(13)	Percent of Class Represented by Amount in Row (11)

46.48%
(14)	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

The title of the class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value US $0.01 per share (the “Common Stock”) of Elite Pharmaceuticals, Inc. (“Elite” or the “Issuer”), with its principal executive offices located at 165 Ludlow Avenue, Northvale, New Jersey  07647.

Item 2. Identity and Background

(a)  This statement is being filed jointly by Epic Pharma, LLC, a Delaware limited liability company (“Epic”), Epic Investments, LLC, (the “Purchaser”), Ashok G. Nigalaye, an individual (“Nigalaye”), Jeenarine Narine, an individual (“Narine”) and Ram Potti, an individual (“Potti”) (each of Epic, the Purchaser, Nigalaye, Narine and Potti, a “Reporting Person” and collectively, the “Reporting Persons”).  Potti, Nigalaye and Narine are executive officers and equity owners of Epic and the Purchaser.  Epic is an equity owner of the Purchaser.  Epic, Potti, Nigalaye and Narine share voting, investment and dispositive power over, and are indirect beneficial owners of, all securities owned by the Purchaser reported herein.  The interests of each of Epic, Nigalaye, Narine and Potti in the securities of the Issuer owned by the Purchaser and described herein are each limited, and each of Epic, Nigalaye, Narine and Potti disclaim beneficial ownership of such securities except, to the extent of their respective pecuniary interests in the Purchaser.

(b)  The addresses of the principal business and principal offices of each Reporting Person is c/o Epic Pharma, LLC, 227-15 North Conduit Avenue, Laurelton, New York  10017.

(c)  The principal business of Epic and the Purchaser is research, development, manufacturing sales and marketing of pharmaceuticals.  Nigalaye’s principal occupation and employment is Chief Executive Officer of Epic, and each of Narine’s and Potti’s principal occupation and employment is Vice President of Epic.  The business, principal occupation and/or employment, as applicable, of each Reporting Person is primarily conducted at 227-15 North Conduit Avenue, Laurelton, New York  10017.

(d)  During the last five years, none of the Reporting Persons has been, and none of their executive officers, directors, managers or controlling persons has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons was, and none of their executive officers, directors, managers or controlling persons was, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Nigalaye, Narine and Potti are each citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Purchaser used internal cash of $1,000,000, exclusive of costs, to purchase the securities of the Issuer reported herein.

Item 4. Purpose of Transaction

The purpose or purposes of the acquisition of securities of the Issuer by the Reporting Persons is to commence a strategic alliance relationship between Epic and the Issuer (Elite), as more fully described below, and which may, upon the issuance of additional securities of the Issuer to the Purchaser subject to certain conditions precedent as more fully described below, ultimately result in the control of the Issuer by the Reporting Persons.  The Reporting Persons intend to review their holdings of the securities of the Issuer on a continuing basis and in that connection expect to consider various factors including, without limitation, the current and anticipated future trading price levels of the Issuer’s Common Stock, the financial condition, results of operations and prospects of the Issuer, tax considerations, conditions in the pharmaceutical industry and securities markets, general economic and industry conditions, other investment and business opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, and will in the future take such actions with respect to investment in the Issuer as they deem appropriate. Such actions that the Reporting Persons may take include, without limitation, one or more of the following actions, although, except as contemplated by the Alliance Agreement (as defined below) or otherwise incident thereto, the Reporting Persons have no current specific plans or proposals to take any of such actions: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1933 as amended (the “Act”); or (j) any action similar to any of those enumerated above.

Entry Into Strategic Alliance Agreement

On March 18, 2009, Elite Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), entered into a Strategic Alliance Agreement (the “Initial Alliance Agreement”) with Epic Pharma, LLC, a Delaware limited liability company (“Epic”), and Epic Investments, LLC, a Delaware limited liability company and a subsidiary of Epic (the “Purchaser”), as amended by an Amendment, dated as of April 30, 2009, by and among Epic, the Purchaser and the Issuer (the “First Amendment”), and by a Second Amendment, dated as of June 1, 2009, by and among Epic, the Purchaser, the Issuer, Ashok G. Nigalaye (“Nigalaye”) and Jeenarine Narine (“Narine”) (the Initial Alliance Agreement, as amended by the First Amendment and the Second Amendment, is hereinafter referred to as the “Alliance Agreement”).  Pursuant to the Alliance Agreement, the Issuer has commenced a strategic relationship with Epic, a pharmaceutical company that operates a business synergistic to that of the Issuer in the research and development, manufacturing, sales and marketing of oral immediate and controlled release drug products.   Under the Alliance Agreement (i) Epic will pursue the development of at least eight additional generic drug products at the Issuer’s facility with the intent of filing abbreviated new drug applications for obtaining United States Food and Drug Administration (“FDA”) approval of such generic drugs, (ii) the Issuer will be entitled to 15% of the profits generated from the sales of such additional generic drug products upon approved by the FDA, and (iii) Epic and the Issuer will share with each other certain resources, technology and know-how in the development of drug products.   In order to provide the Issuer with the additional capital necessary for the product development and synergies presented by the strategic relationship with Epic, the Purchaser will invest in the Issuer through the purchase of up to an aggregate of $3.75 million of newly issued shares of the Issuer’s Series E Convertible Preferred Stock, par value US$0.01 per share (the “Series E Preferred Stock”), at a price of US$1,000 per share, each share convertible, at US$0.05 per share (the “Conversion Price”), into 20,000 shares of its Common Stock, par value US$0.01 per share (the “Common Stock”), subject to certain adjustments, together with certain warrants to purchase Common Stock as more fully described herein.  A copy of (i) the Initial Alliance Agreement was previously filed by the Issuer with the United States Securities and Exchange Commission (the “SEC”) as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated and filed with the SEC on March 23, 2009, (ii) the First Amendment was previously filed by the Issuer with the SEC as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated and filed with the SEC on May 6, 2009, and (iii) the Second Amendment was previously filed by the Issuer with the SEC as Exhibit 10.1 to the Issuer’s Current Report on Form 10-K dated and filed with the SEC on June 5, 2009.  The copies of the Initial Alliance Agreement, First Amendment and Second Amendment so previously filed by the Issuer with the SEC are incorporated by reference as Exhibits 10.1.1, 10.1.2 and 10.1.3, respectively, to this Schedule 13D and this summary of the terms of the Alliance Agreement, and any reference herein to the Alliance Agreement, is qualified in it entirety by reference to such Exhibit.

The Issuer, Epic and the Purchaser conducted an initial closing (the “Initial Closing”) on June 3, 2009 (the date of such Initial Closing, the “Initial Closing Date”), at which 1,000 shares of Series E Preferred Stock (convertible into an aggregate of 20,000,000 shares of Common Stock) and an initial warrant to purchase up to 40,000,000 shares of Common Stock were issued by the Issuer to the Purchaser as more fully described below.

Use of Facility and Joint Development of Drug Products

Under the Alliance Agreement, Epic has the right to use and occupy a portion of the Issuer’s facility located at 165 Ludlow Avenue, Northvale, New Jersey (the “Facility”), for the purpose of developing new generic drug products, all at Epic’s sole cost and expense (other than Facility related expenses), for a period of at least three years (the “Initial Term”), unless sooner terminated or extended pursuant to the Alliance Agreement or by mutual agreement of the Issuer and Epic (the Initial Term, as shortened or extended, the “Term”).   In addition to the use of the Facility, Epic will use the Issuer’s machinery, equipment, systems, instruments and tools residing at the Facility (collectively the “Personal Property”) in connection with its joint drug development project at the Facility.  Epic will have the right, exercisable in its sole discretion, to extend the Initial Term for two periods of one year each by giving written notice to the Issuer of such extension within ninety days of the end of the Initial Term or any extension thereof.  Any such extension will be on the same terms and conditions contained in the Alliance Agreement.  The Issuer will be responsible for (and Epic will have no responsibility for) any maintenance, services, repairs and replacements in, to or of the Facility and the Personal Property, at the Issuer’s sole cost and expense, unless any such maintenance, service, repair or replacement is required as a result of the negligence or misconduct of Epic’s employees or representatives, in which case Epic will be responsible for the costs and expenses associated therewith.

During the Term, Epic will use and occupy the Facility and the Personal Property for the purpose of developing (i) at least four control release products (the “Identified CR Products”) and (ii) at least four immediate release products (the “Identified IR Products”), the identity of each will be subject to agreement between Epic and the Issuer.  If, during the Term, Epic determines, in its reasonable business judgment, that the further or continuing development of any Identified CR Product and/or Identified IR Product is no longer commercially feasible, Epic may, upon written notice to the Issuer, eliminate from development under the Alliance Agreement such Identified CR Product and/or Identified IR Product, and replace such eliminated product with another control release or immediate release product, as applicable.

Epic will also use a portion of the Facility and use the Personal Property for the purpose of developing (x) additional control release products of Epic (the “Additional CR Products”), subject to the mutual agreement of Epic and the Issuer, and/or (y) additional immediate release products of Epic (the “Additional IR Products”), subject to the mutual agreement of the Issuer and Epic (each Identified CR Product, Identified IR Product, Additional CR Product and Additional IR Product, individually, a “Product,” and collectively, the “Products”). Under the Alliance Agreement, Epic may not eliminate an Identified CR Product or an Identified IR Product unless it replaces such Product with an Additional CR product or Additional IR Product, as the case may be. Subject to the mutual agreement of the parties as to additional consideration and other terms, Epic may use and occupy the Facility for the development of other products of Epic (in addition to the Products).

As additional consideration for Epic’s use and occupancy of the Facility and its use of the Personal Property during the Term and the issuance and delivery by the Issuer to the Purchaser of the Milestone Shares (as defined below) and Milestone Warrants (as defined below), for the period beginning on the First Commercial Sale (as defined in the Alliance Agreement) of each Product and continuing for a period of ten years thereafter (measured independently for each Product), Epic will pay the Issuer a cash fee (the “Product Fee”) equal to fifteen percent of the Profit (as defined in the Alliance Agreement), if any, on each of the Products.

With respect to each Identified CR Product and Additional CR Product developed by Epic at the Facility: (i) the Issuer will issue and deliver to Epic a seven year warrant to purchase up to 10,000,000 shares of Common Stock, at an exercise price of US$0.0625, following the receipt by the Issuer from Epic of each written notice of Epic’s receipt of an acknowledgement from the FDA that the FDA has accepted for filing an ANDA (as defined below) for such Identified CR Products and/or Additional CR Products, up to a maximum of four such warrants for the right to purchase up to an aggregate of 40,000,000 shares of Common Stock (such warrants, the “CR Related Warrants”), and (ii) the Issuer will issue and deliver to Epic 7,000,000 shares of Common Stock following the receipt by the Issuer from Epic of each written notice of Epic’s receipt from the FDA of approval for such Identified CR Products and/or Additional CR Products, up to a maximum of an aggregate of 28,000,000 shares of Common Stock (such shares, the “CR Related Shares”).

With respect to each Identified IR Product and Additional IR Product developed by Epic at the Facility, (i) the Issuer will issue and deliver to the Purchaser a seven year warrant to purchase up to 4,000,000 shares of Common Stock, at an exercise price of US$0.0625, following the receipt by the Issuer from Epic of each written notice of Epic’s receipt of an acknowledgement from the FDA that the FDA has accepted for filing an ANDA for such Identified IR Products and/or Additional IR Products, up to a maximum of four such warrants for the right to purchase up to an aggregate of 16,000,000 shares of Common Stock (such warrants, together with the CR Related Warrants, the “Milestone Warrants”), and (ii) the Issuer will issue and deliver to Epic 3,000,000 shares of Common Stock following the receipt by the Issuer from Epic of each written notice of Epic’s receipt from the FDA of approval for such Identified IR Products and/or Additional IR Products, up to a maximum of an aggregate of 12,000,000 shares of Common Stock (such shares, together with the CR Related Shares, the “Milestone Shares”).  The Milestone Warrants may only be exercised by payment of the applicable cash exercise price.  The Issuer will have no obligation to register with the SEC or any state securities commission the resale of the Milestone Shares, Milestone Warrants or the shares of Common Stock issuable upon exercise of the Milestone Warrants.

Subject to the mutual agreement of Epic and the Issuer with respect to the selection of Additional CR Products and/or Additional IR Products pursuant to the Alliance Agreement, Epic will have the sole right to make all decisions regarding all aspects of the Products, including, but not be limited to, (i) research and development, formulation, studies and validation of each Product, (ii) identifying, evaluating and obtaining ingredients for each Product, (iii) preparing and filing an abbreviated new drug application (an “ANDA”) for each Product with the FDA and addressing and handling all regulatory inquiries, audits and investigations pertaining to the ANDA, and (iv) the manufacture, marketing, supply and commercialization of each Product.  In addition, Epic will be the sole and exclusive owner of all right, title and interest in and to each of the Products.

Pursuant to the Alliance Agreement, each of the Issuer and Epic use of the other party’s confidential and proprietary information will be restricted by customary confidentiality provisions. The Issuer, and Epic and the Purchaser (severally, and not jointly), also agreed in the Alliance Agreement to indemnify and hold each other harmless from certain losses under the Alliance Agreement.

Under certain circumstances Epic will be entitled to terminate the Term early in the event that the Facility is totally damaged or destroyed such that the Facility is rendered wholly untenantable.  In addition, subject to certain exceptions, either the Issuer or Epic may terminate the Term at any time if the other party is in breach of any material obligations under Article V of the Alliance Agreement and has not cured such breach within sixty days after receipt of written notice requesting cure of such breach.

In addition to the development of the Products at the Facility and the sharing of the profits resulting from the sale of such Products after FDA approval, Epic will assist the Issuer in the continued development of the Issuer’s current drug products, as well as share with the Issuer Epic’s resources, technology and know-how in the development of drug products.

Infusion of Additional Capital Necessary for Product Development

In order to provide the Issuer with the additional capital necessary for the product development and synergies presented by the strategic relationship with Epic, the Purchaser paid to the Issuer the sum of US $1,000,000 in exchange for 1,000 shares of Series E Preferred Stock, which such shares of Series E Preferred Stock are convertible, at the Conversion Price, subject to adjustment, into an aggregate of 20,000,000 shares of Common Stock, and a warrant dated June 3, 2009 (the “Initial Warrant”) to purchase up to 40,000,000 shares of Common Stock. The Initial Warrant will be exercisable until the date that is the seventh anniversary of the Initial Closing Date i.e., until June 3, 2016, and will have a per share exercise price equal to US$0.0625, subject to adjustments for certain events, including, but not limited to, dividends, stock splits, combinations and the like. The per share exercise price of the Initial Warrant will also be subject to adjustment for the sale of Common Stock or securities convertible into Common Stock at a price less than the then applicable per share exercise price of the Initial Warrant, for which the Purchaser’s consent was not required under the Alliance Agreement (as described in further detail below).  A copy of the Initial Warrant was previously filed by the Issuer  with the SEC as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K dated and filed on June 5, 2009.  The copy of the Initial Warrant so previously filed by the Issuer with the SEC is incorporated by reference as Exhibit 4.1 to this Schedule 13D and this summary of the terms of the Initial Warrant, and any reference herein to the Initial Warrant, is qualified in its entirety by reference to such Exhibit.

On the fifth trading day following the Special Meeting of Stockholders (as defined in the Alliance Agreement) at which the Shareholder Approval (as defined in the Alliance Agreement) is obtained, the Issuer and the Purchaser will conduct a second closing (the “Second Closing” and the date of such Second Closing, the “Second Closing Date”), provided that all conditions precedent to such Second Closing contained in the Alliance Agreement have been satisfied or waived by the appropriate party on or before the Second Closing Date.  The Second Closing must occur within 180 days of the Initial Closing Date. At the Second Closing, the Purchaser will pay to the Issuer a sum of US $1,000,000 in exchange for an additional 1,000 shares of Series E Preferred Stock, which such shares of Series E Preferred Stock will be convertible, at the Conversion Price, subject to adjustment, into 20,000,000 shares of Common Stock, and a warrant (the “Second Warrant”) to purchase an additional 40,000,000 shares of Common Stock. The Second Warrant will be exercisable until the date that is the seventh anniversary of the Second Closing Date and will have a per share exercise price equal to US $0.0625, subject to adjustments for certain events, including, but not limited to, dividends, stock splits, combinations and the like. The per share exercise price of the Second Warrant will also be subject to adjustment for the sale of Common Stock or securities convertible into Common Stock at a price less than the then applicable per share exercise price of the Second Warrant, for which the Purchaser’s consent was not required under the Alliance Agreement.

On the first trading day following the first anniversary of the Initial Closing Date (June 4, 2010), the Issuer and the Purchaser will conduct a third closing (the “Third Closing” and the date of such Third Closing, the “Third Closing Date”), provided that all conditions precedent to such Third Closing contained in the Alliance Agreement have been satisfied or waived by the appropriate party on or before such Third Closing Date.  The Third Closing must occur within thirty days from the first anniversary of the Initial Closing Date (June 3, 2010).  At the Third Closing, the Purchaser will pay to the Issuer a sum of US$1,000,000 in exchange for an additional 1,000 shares of Series E Preferred Stock, which such shares of Series E Preferred Stock will be convertible, at the Conversion Price, subject to adjustment, into 20,000,000 shares of Common Stock, and a warrant (the “Third Warrant” and collectively with the Initial Warrant and the Second Warrant, the “Warrants”) to purchase an additional 40,000,000 shares of Common Stock. The Third Warrant will be exercisable until the date that is the seventh anniversary of the Third Closing Date and will have a per share exercise price equal to US$0.0625, subject to adjustments for certain events, including, but not limited to, dividends, stock splits, combinations and the like. The per share exercise price of the Third Warrant will also be subject to adjustment for the sale of Common Stock or securities convertible into Common Stock at a price less than the then applicable per share exercise price of the Third Warrant, for which the Purchaser’s consent was not required under the Alliance Agreement.

In addition, within ten business days following the last day of each calendar quarter, beginning with the first calendar quarter following the Initial Closing Date and continuing for each of the eleven calendar quarters thereafter, the Purchaser will pay to the Issuer a sum of US$62,500, for an aggregate purchase price over such period of US$750,000, in exchange for an additional 62.5 shares of Series E Preferred Stock per quarter and 750 shares of Series E Preferred Stock, in the aggregate, over such period, which such shares will be convertible into 1,250,000 shares of Common Stock per quarter and 15,000,000 shares of Common Stock, in the aggregate, over such period, subject to adjustment.

If the Issuer determines, in its reasonable judgment, that additional funding is required for the development of its pharmaceutical products, then, either (i) the Issuer will issue, and the Purchaser will purchase, such additional number of shares of Series E Preferred Stock or Common Stock from the Issuer, upon such terms and conditions as may be agreed upon by the Issuer and Epic at the time of such determination; or (ii) on or after September 15, 2011, Epic will provide a loan to the Issuer, in an aggregate principal amount not to exceed US $1,000,000, which such loan will (A) have an interest rate equal to the then prime interest rate as published in the Wall Street Journal on the date of such loan, (B) mature on the 2nd anniversary of date of such loan, and (C) be on such other terms and conditions which are customary and reasonable to loans of a similar nature and which are mutually agreed upon between Epic and the Issuer.

Terms of Series E Preferred Stock

Concurrent with the Initial Closing on the Initial Closing Date, pursuant to the authority of its Board of Directors, the Issuer filed with the Secretary of State of the State of Delaware the Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (the “Series E Certificate”).  A copy of the Series E Certificate was previously filed by the Issuer with the SEC as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated and filed on June 5, 2009.  The copy of the Series E Certificate so previously filed by the Issuer with the SEC is incorporated by reference as Exhibit 3.1 to this Schedule 13D and this summary of the terms of the Series E Preferred Stock, and any reference herein to the Series E Preferred Stock, is qualified in its entirety by reference to such Exhibit.  Pursuant to the Series E Certificate, each share of Series E Preferred Stock will have a stated value equal to US$1,000 (the “Stated Value”).  In addition, so long as any Series E Preferred Stock remain outstanding, the Issuer will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Issuer (other than dividends payable under the current terms of its Outstanding Preferred Stock) unless the Purchaser first receives, or simultaneously receives, a dividend on each outstanding share of Series E Preferred Stock in an amount equal to the dividend the Purchaser would have been entitled to receive upon conversion, in full, on one share of Series E Preferred Stock immediately prior to the record date for determination of holders entitled to receive such dividend.

In addition to the restrictions on Issuer Actions (as defined below), the Series E Certificate provides that on any matter presented to the stockholders of the Issuer for their action or consideration at any meeting of stockholders of the Issuer (or by written consent of stockholders in lieu of meeting), the Purchaser will be entitled to cast the number of votes equal to the number of shares of Common Stock into which the shares of Series E Preferred Stock held by the Purchaser are convertible as of the record date for determining the stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Series E Certificate, the Purchaser will vote together with the holders of Common Stock, as a single class.

Upon any liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary (a “Liquidation”), the Purchaser will be entitled to receive out of the assets, whether capital or surplus, of the Issuer an amount equal to the Stated Value for each share of Series E Preferred Stock held by the Purchaser before any distribution or payment will be made to the holders of Common Stock, the Series B 8% Convertible Preferred Stock, par value US$0.01 per share (the “Series B Preferred Stock”), the Series C 8% Convertible Preferred Stock, par value US$0.01 per share (the “Series C Preferred Stock”), and all other Common Stock Equivalents, other than (i) the Series D 8% Convertible Preferred Stock, par value US$0.01 per share (the “Series D Preferred Stock,” and collectively with the Series B Preferred Stock and Series C Preferred Stock, the “Outstanding Preferred Stock”) and (ii) any securities which are explicitly senior or pari passu to the Series E Preferred Stock in dividend rights or liquidation preference (such securities, “Junior Securities”).  Upon a Liquidation, the Series E Preferred Stock will rank (a) pari passu with the Series D Preferred Stock and (b) senior to any Junior Securities, including, without limitation, the Series B Preferred Stock and the Series C Preferred Stock. If the assets of the Issuer will be insufficient to pay in full such amounts, then the entire assets to be distributed to the Purchaser and the holders of all outstanding shares of Series D Preferred Stock will be ratably distributed among the Purchaser and such holders of Series D Preferred Stock in accordance with the respective amounts that would be payable on the shares of Series E Preferred Stock owned by the Purchaser and such shares of Series D Preferred Stock if all amounts payable thereon were paid in full.

Each share of Series E Preferred Stock is initially convertible at the Conversion Price into 20,000 shares of Common Stock.  The Conversion Price is subject to adjustment for certain events, including, without limitation, dividends, stock splits, combinations and the like. The Conversion price is also subject to adjustment for (a) the sale of Common Stock or securities convertible into or exercisable for Common Stock at a price less than the then applicable Conversion Price, for which the Purchaser’s consent was not required under the Series E Certificate, (b) the issuance of Common Stock in lieu of cash in satisfaction of the Issuer’s dividend obligations on shares of outstanding shares of Series B Preferred Stock, Series C Preferred Stock and/or Series D Preferred Stock, and (c) the issuance of Common Stock as a result of any holder of Series D Preferred Stock exercising its right to require the Issuer to redeem all of such holder’s shares of Series D Preferred Stock pursuant to the terms thereof.   The effect of the adjustments described under clauses (b) and (c) above are to cause the Series E Preferred Stock to remain convertible into an equivalent percentage of the Common Stock of the Issuer as it was immediately prior to the issuance described in such clauses.

At any time following the date upon which there are no Outstanding Preferred Stock outstanding, the Issuer may automatically convert all of the then outstanding shares of Series E Preferred Stock into Common Stock at the then effective Conversion Price (such automatic conversion, the “Forced Conversion”), if, after giving effect to the Forced Conversion, the shares of Common Stock issued to the Purchaser upon such Forced Conversion plus the number of shares of Common Stock owned by the Purchaser immediately prior to such Forced Conversion will equal a number of shares of Common Stock that is greater than fifty percent (50%) of the then outstanding Common Stock.

Pursuant to the Series E Certificate, other than with respect to transfers to Affiliates of the Purchaser, the Purchaser will not be entitled to transfer its shares of Series E Preferred Stock without the prior written consent of the Issuer; provided, however, the Purchaser will not be prohibited or otherwise restricted, following the Lock-Up Period (as defined below), from transferring the Conversion Shares issued to it following a conversion of its shares of Series E Preferred Stock in accordance with the terms of the Series E Certificate.

Board of Directors Composition and Voting Rights

As of the Initial Closing Date and at all times thereafter, except as otherwise set forth herein, the Issuer and its Board of Directors will take any and all action necessary so that (i) the size of the Board of Directors will be set and remain at seven directors, (ii) three individuals designated by Epic (the “Purchaser Directors”) will be appointed to the Board of Directors and (iii) the Purchaser Directors will be nominated at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders; provided, however, that if at any time following the Lock-Up Period the Purchaser owns less than (A) a number of shares of Series E Preferred Stock equal to ninety percent of the aggregate number of shares of Series E Preferred Stock purchased by the Purchaser at all of the then applicable Closings or (B) following the conversion by the Purchaser of the Series E Preferred Stock, a number of shares of Common Stock equal to ninety percent of the number of shares of Common Stock so converted (the “Minimum Share Requirement”), neither the Issuer nor its Board of Directors will be obligated to nominate Purchaser Directors or take any other action with respect to those actions described in (i), (ii) and/or (iii) above.  No Purchaser Director may be removed from office for cause unless such removal is directed or approved by (x) a majority of the independent members of the Board of Directors and (y) all of the non-affected Purchaser Director(s).  Any vacancies created by the resignation, removal or death of a Purchaser Director will be filled by the appointment of an additional Purchaser Director.  Any Purchaser Director may be removed from office upon the request of the Purchaser.  At such time as the Purchaser owns more than 50% of the issued and outstanding Common Stock or other voting securities of the Issuer, the number of Purchaser Directors the Purchaser will be entitled to designate under the Alliance Agreement will be equal to a majority of the Board of Directors.  As of the Initial Closing Date, Nigalaye, Narine and Potti have been appointed as the initial Purchaser Directors.

Under the Alliance Agreement and the Series E Certificate, the Issuer has agreed that, between the date of the Alliance Agreement and the date which is the earlier of (x) the date the Purchaser Directors constitute a majority of the Board of Directors and (y) ninety days following the fifth anniversary of the Initial Closing Date, except as Epic will otherwise agree in writing, the Issuer will conduct its operations only in the ordinary and usual course of business consistent with past practice. Specifically, the Issuer will not, directly or indirectly, do, or agree to do, any of the following (such actions, the “Issuer Actions”) without the prior written consent of Epic:

(i)  amend or otherwise change the Issuer’s certificate of incorporation or bylaws so as to adversely affect the Purchaser or Epic in a material manner;

(ii)  (A) other than in connection with an Exempt Issuance (as defined in the Alliance Agreement and the Series E Certificate), issue or otherwise sell any shares of Common Stock or Common Stock Equivalents (as defined in the Alliance Agreement), or (B) following the Lock-Up Period, so long as the Purchaser owns at least the Minimum Share Requirement, sell or otherwise dispose of any material property or assets of the Issuer, except pursuant to existing contracts or commitments or the sale or purchase of goods in the ordinary course of business consistent with past practice, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice. Notwithstanding the foregoing, both Epic and the Issuer have agreed in the Alliance Agreement that (x) the Issuer will continue to seek a strategic partner(s) for the Issuer’s lead pain products (ELI-154 and ELI-216) and (y) Epic will reasonably consider all candidates for such strategic partner(s) identified by the Issuer;

(iii)  declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock, other than dividends payable on shares of Outstanding Preferred Stock in accordance with the terms thereof as in effect on the date hereof;

(iv)  other than in connection with a reverse stock split, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, Common Stock, Common Stock Equivalents, the Outstanding Preferred Stock (or any securities of the Issuer or its subsidiaries which would entitle the holder thereof to acquire at any time Outstanding Preferred Stock), Series E Preferred Stock, or any other equity security or capital stock of the Issuer;

(v)  (A) acquire any interest in any person or any division thereof or any assets, other than acquisitions of inventory or other assets in the ordinary course of business consistent with past practice; or (B) other than Permitted Indebtedness (as defined in the Alliance Agreement), for a period of three years from the Initial Closing Date, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, except for indebtedness for borrowed money incurred by the Issuer in the ordinary course of business consistent with past practice pursuant to the terms of a current contract to which the Issuer is currently a party and listed in the Alliance Agreement as a “Company Material Contract”;

(vi)  except as may be required by contractual commitments or corporate policies with respect to employee severance or termination pay in existence on the date of the Alliance Agreement, (A) increase the compensation or benefits payable or to become payable to its directors, officers or employees, except for customary increases to compensation or benefits of Issuer employees (other than officers and directors) of not more than five percent in the aggregate per annum made by the Issuer consistent with past practice and approved by a majority of the independent members of the Board of Directors; or (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Issuer, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable law and except for such employment, severance or termination agreements with Issuer employees (other than officers and directors) that are entered into on an arm’s length basis and approved by a majority of the independent members of the Board of Directors;

(vii)  (A) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms; (B) accelerate or delay collection of any material notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice, or (C) delay or accelerate payment of any material account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice;

(viii)  make any material change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by United States generally accepted accounting principles or by a governmental entity;

(ix)  following the Lock-Up Period, so long as the Purchaser owns at least the Minimum Share Requirement, waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

(x)  following the Lock-Up Period, so long as the Purchaser owns at least the Minimum Share Requirement, make any material tax election, settle or compromise any material liability for taxes owed by the Issuer, or materially amend any of its tax returns;

(xi)  following the Lock-Up Period, so long as the Purchaser owns at least the Minimum Share Requirement, be a party to any Change of Control Transaction (as defined in the Alliance Agreement) or otherwise enter into any sale, transfer, assignment, lease, license, mortgage, pledge, exchange or other disposition of all or substantially all of the assets or property (real or personal, tangible or intangible) of the Issuer or any merger, consolidation or reorganization of the Issuer with another entity;

(xii)  following the Lock-Up Period, so long as the Purchaser owns at least the Minimum Share Requirement, take any action or step in connection with the voluntary liquidation and dissolution of the Issuer or the filing of a voluntary petition or other institution of proceedings to have the Issuer adjudicated as bankrupt or the consenting to the institution of such proceedings against the Issuer; or

(xiii)  authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Notwithstanding the foregoing, if at any time after the Purchaser has acquired 25% or more of the shares of the capital stock of the Issuer, on an as-converted basis, pursuant to the terms of Alliance Agreement or the Warrants, the Purchaser’s ownership percentage of the shares of capital stock of the Issuer, on an as-converted basis, falls below 20% of the shares of the capital stock of the Issuer, on an as-converted basis, as a result of transfers made by the Purchaser, then the prior written consent of the Purchaser will not be required prior to the consummation of any of the foregoing Issuer Actions.

Pursuant to the Alliance Agreement, subject to the satisfaction of certain conditions precedent contained therein, the Purchaser will not, without the prior written consent of the Issuer, transfer any Common Stock acquired by it upon conversion of the Series E Preferred Stock or otherwise acquired or purchased under the Alliance Agreement or the other transaction documents for a period commencing on the Initial Closing Date and ending on the later of (a) the date immediately following the first anniversary of the Initial Closing Date (i.e., June 4, 2010) and (b) the Third Closing Date (such period, the “Lock-Up Period”).

Certain Conditions to each Closing

Under the Alliance Agreement, the Issuer agreed (x) to hold a meeting of its stockholders by July 31, 2009 to approve an amendment to the Issuer’s certificate of incorporation to (i) increase the number of authorized shares of Common Stock from 210,000,000 to 360,000,000 shares and the decrease of the par value of its Common Stock from $0.01 to $0.001 and (y) to file such amendment to its certificate of incorporation with the Secretary of State of the State of Delaware.   The filing of such amendment is a condition precedent to the Second Closing.

Pursuant to the terms of the Alliance Agreement, on or before the Initial Closing Date, the Issuer effected a delisting of the Common Stock from NYSE Alternext US LLC (the “Exchange”) and has caused or will cause the Common Stock to be quoted on the OTC Bulletin Board.

Item 5. Interest in Securities of the Issuer

(a) and (b)  The calculation of the percentages in this Statement are based on a total of 129,112,415 outstanding shares of the Issuer’s Common Stock as of June 11, 2009 (consisting of (i) 69,112,415 total issued and outstanding shares of Common Stock as disclosed by the Issuer to the Reporting Persons, plus (ii) 20,000,000 total shares of Common Stock into which the 1,000 shares of Series E Preferred Stock held by the Reporting Persons are convertible, plus (iii) 40,000,000 total shares of Common Stock into which the Initial Warrant held by the Reporting Persons are exercisable).

With respect to the amount of Common Stock beneficially owned by each Reporting Person, the nature of such beneficial ownership and the related percentages of the class of Common Stock, the information contained in each of the cover pages, and in Items 1 through 14 thereon, is incorporated by reference herein.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Persons listed in Item 2 of this Schedule 13D, or that the Reporting Persons listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act, are as follows:

The Purchaser (Epic Investments, LLC) has (i) beneficial ownership of 1,000 shares of the Issuer’s Series E Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into an aggregate of up to 20,000,000 shares of the Issuer’s Common Stock, and (ii) beneficial ownership of the Initial Warrant exercisable at any time, at the option of the warrant holder, to purchase up to an aggregate of 40,000,000 shares of the Issuer’s Common Stock, representing an aggregate of approximately 46.48% of the outstanding shares of Common Stock of the Issuer as of June 11, 2009 on an as-converted basis.(1)

Epic Pharma, LLC (Epic) has (i) beneficial ownership of 1,000 shares of the Issuer’s Series E Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into an aggregate of up to 20,000,000 shares of the Issuer’s Common Stock, and (ii) beneficial ownership of the Initial Warrant exercisable at any time, at the option of the warrant holder, to purchase up to an aggregate of 40,000,000 shares of the Issuer’s Common Stock, representing an aggregate of approximately 46.48% of the outstanding shares of Common Stock of the Issuer as of June 11, 2009 on an as-converted basis. (1)

Ashok G. Nigalaye has (i) beneficial ownership of 1,000 shares of the Issuer’s Series E Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into an aggregate of up to 20,000,000 shares of the Issuer’s Common Stock, and (ii) beneficial ownership of the Initial Warrant exercisable at any time, at the option of the warrant holder, to purchase up to an aggregate of 40,000,000 shares of the Issuer’s Common Stock, representing an aggregate of approximately 46.48% of the outstanding shares of Common Stock of the Issuer as of June 11, 2009 on an as-converted basis. (1)

Jeenarine Narine has (i) beneficial ownership of 1,000 shares of the Issuer’s Series E Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into an aggregate of up to 20,000,000 shares of the Issuer’s Common Stock, and (ii) beneficial ownership of the Initial Warrant exercisable at any time, at the option of the warrant holder, to purchase up to an aggregate of 40,000,000 shares of the Issuer’s Common Stock, representing an aggregate of approximately 46.48% of the outstanding shares of Common Stock of the Issuer as of June 11, 2009 on an as-converted basis. (1)

Ram Potti has (i) beneficial ownership of 1,000 shares of the Issuer’s Series E Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into an aggregate of up to 20,000,000 shares of the Issuer’s Common Stock, and (ii) beneficial ownership of the Initial Warrant exercisable at any time, at the option of the warrant holder, to purchase up to an aggregate of 40,000,000 shares of the Issuer’s Common Stock, representing an aggregate of approximately 46.48% of the outstanding shares of Common Stock of the Issuer as of June 11, 2009 on an as-converted basis. (1)

Each of the Reporting Persons, other than the Purchaser, expressly disclaims beneficial ownership of the shares of capital stock and warrants of the Issuer owned by all other Reporting Persons.

Footnotes to Item 5
(1)  All such shares and warrants are directly held and directly beneficially owned by the Purchaser.  Epic, as an equity owner of the Purchaser, and Messers. Nigalaye, Narine and Potti, as equity owners, executive officers and/or managing members of the Purchaser, may be deemed to share voting and investment power with respect to such shares.  With respect to Epic and Messers. Nigalaye, Narine and Potti, this Statement relates only to their indirect beneficial ownership of such shares and warrants.

(c)  No transactions in the Common Stock were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the Reporting Persons except as set forth in the response to Item 4 hereof, which is incorporated herein by reference.

(d)  The Purchaser may distribute shares and/or warrants to purchase shares of the Issuer’s capital stock held by it (including any shares of the Issuer’s Common Stock) to its members including Epic, Nigalaye, Narine and Potti.  Epic may further distribute shares and/or warrants to purchase shares of the Issuer’s capital stock (including any shares of the Issuer’s Common Stock) held by Epic (whether received by Epic as a distribution from the Purchaser or otherwise) to Epic’s members, including Nigalaye, Narine and Potti.  In addition, Epic has pledged all of its assets, including its membership interest in the Purchaser, to its lender as security for certain indebtedness of Epic.  Except as set forth above and in the response to Item 4 hereof, which is incorporated herein by reference, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or Series E Preferred Stock held by the Reporting Persons.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in the response to Item 4 hereof, which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit	Description

Exhibit A	Joint filing Agreement (filed herewith)

Exhibit 3.1
Certificate of Designation of Preferences, Rights and Limitations of the Series E Convertible Preferred Stock as filed with the Secretary of State of the State of Delaware on June 3, 2009 (incorporated by reference from Exhibit 3.1 to Elite Pharmaceuticals, Inc. Current Report on Form 8-K dated and filed with SEC on June 5, 2009).

Exhibit 4.2	Warrant to Purchase Common Stock, dated June 3, 2009 (incorporated by reference from Exhibit 4.2 to Elite Pharmaceuticals, Inc. Current Report on Form 8-K dated and filed with SEC on June 5, 2009).

Exhibit 10.1.1
Strategic Alliance Agreement, dated as of March 18, 2009, by and among Elite Pharmaceuticals, Inc., Epic Pharma, LLC and Epic Investment, LLC (incorporated by reference from Exhibit 10.1 to Elite Pharmaceuticals, Inc. Current Report on Form 8-K dated and filed with SEC on March 23, 2009).

Exhibit 10.1.2.
Amendment, dated as of April 30, 2009, by and between Elite Pharmaceuticals, Inc., on the one hand, and Epic Pharma, LLC and Epic Investments, LLC, on the other hand, relating to the Strategic Alliance Agreement, dated as of March 18, 2009 (incorporated by reference from Exhibit 10.1 to Elite Pharmaceuticals, Inc. Current Report on Form 8-K dated and filed with SEC on May 6, 2009).

Exhibit 10.1.3
Second Amendment, dated as of June 1, 2009, by and between Elite Pharmaceuticals, Inc., on the one hand, and Epic Pharma, LLC, Epic Investments, LLC, Ashok G. Nigalaye and Jeenarine Narine, on the other hand, relating to the Strategic Alliance Agreement, dated as of March 18, 2009 (incorporated by reference from Exhibit 10.1 to Elite Pharmaceuticals, Inc. Current Report on Form 8-K dated and filed with SEC on June 5, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2009

/s/ Ashok G. Nigalaye
ASKOK G. NIGALAYE

/s/ Jeenarine Narine
JEENARINE NARINE

/s/ Ram Potti
RAM POTTI

EPIC PHARMA, LLC

By: /s/ Ram Potti
Name: Ram Potti
Title: Vice President

EPIC INVESTMENTS, LLC

By: /s/ Ram Potti
Name: Ram Potti
Title: Vice President

EXHIBIT INDEX

Exhibit	Description

Exhibit A	Joint filing Agreement (filed herewith)

Exhibit 3.1
Certificate of Designation of Preferences, Rights and Limitations of the Series E Convertible Preferred Stock as filed with the Secretary of State of the State of Delaware on June 3, 2009 (incorporated by reference from Exhibit 3.1 to Elite Pharmaceuticals, Inc. Current Report on Form 8-K dated and filed with SEC on June 5, 2009).

Exhibit 4.2	Warrant to Purchase Common Stock, dated June 3, 2009 (incorporated by reference from Exhibit 4.2 to Elite Pharmaceuticals, Inc. Current Report on Form 8-K dated and filed with SEC on June 5, 2009).

Exhibit 10.1.1
Strategic Alliance Agreement, dated as of March 18, 2009, by and among Elite Pharmaceuticals, Inc., Epic Pharma, LLC and Epic Investment, LLC (incorporated by reference from Exhibit 10.1 to Elite Pharmaceuticals, Inc. Current Report on Form 8-K dated and filed with SEC on March 23, 2009).

Exhibit 10.1.2.
Amendment, dated as of April 30, 2009, by and between Elite Pharmaceuticals, Inc., on the one hand, and Epic Pharma, LLC and Epic Investments, LLC, on the other hand, relating to the Strategic Alliance Agreement, dated as of March 18, 2009 (incorporated by reference from Exhibit 10.1 to Elite Pharmaceuticals, Inc. Current Report on Form 8-K dated and filed with SEC on May 6, 2009).

Exhibit 10.1.3
Second Amendment, dated as of June 1, 2009, by and between Elite Pharmaceuticals, Inc., on the one hand, and Epic Pharma, LLC, Epic Investments, LLC, Ashok G. Nigalaye and Jeenarine Narine, on the other hand, relating to the Strategic Alliance Agreement, dated as of March 18, 2009 (incorporated by reference from Exhibit 10.1 to Elite Pharmaceuticals, Inc. Current Report on Form 8-K dated and filed with SEC on June 5, 2009).

Exhibit A

AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D, dated June 11, 2009, relating to common stock of Elite Pharmaceuticals, Inc., is filed on behalf of us.

/s/ Ashok G. Nigalaye
ASKOK G. NIGALAYE

/s/ Jeenarine Narine
JEENARINE NARINE

/s/ Ram Potti
RAM POTTI

EPIC PHARMA, LLC

By: /s/ Ram Potti
Name: Ram Potti
Title: Vice President

EPIC INVESTMENTS, LLC

By: /s/ Ram Potti
Name: Ram Potti
Title: Vice President